

ОАО "ЮЖНАЯ ~~...~~ **МПАНИЯ"**

ул. Карасунская, 66, г. Краснодар, Ро.
телефон (861)253-20-56, факс (861)2
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет _____
Кор.счет._____
БИК_____
ИНН 2308025192. ОГРН 1022301172112
ОКВЭД 64.20. ОКПО 01151037

от _____ № _____

на № _____ от _____

07025539

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street NE
Washington, D.C. 20549 U.S.A.

082-04721

Re: Public Joint –Stock Company "Southern Telecommunications Company'SUPPL
SEC registration number: 0001171737 (CIK)
SEC File No.: ~~333-86928~~

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek:

Reference is hereby made to the letter (the "Application Letter") provided to the Securities and Exchange Commission (the "Commission") by "Southern Telecommunications Company" PJSC, a company incorporated under the laws of the Russian Federation (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is http://www.stcompany.ru/investor/12g3-2b.

At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it to the courier who delivers the letter. The Company guarantees payment of the delivery fee.

If you have any questions with regard to this information, please contact Ms. Julia Omelchenko (tel.: +7 (861) 253-02-07).

Very truly yours,

Mr. Alexander A. Dobryakov
Deputy Director General – Director for Economics and Finance

PROCESSED

JUL 30 2007
THOMSON
FINANCIAL